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                                                                     EXHIBIT 2.3

                                Agreement No. 3

     entered into this day of 7 May 1999 between:

     Hudson RCI "Hudson", its parent River Holding Corp. "River" and/or its affiliates, (collectively the "Purchaser", as the context may require); and

     Forsakrings AB Skandia and Livforsakrings AB Skandia, (the "Seller")

     jointly hereinafter referred to as the Parties;

     WHEREAS: the Purchaser intends to initiate a public cash offer in accordance with the NBK Take-over-Recommendation (the "Offer", and "to Offer", as the context may require) to acquire all outstanding shares in Louis Gibeck AB (the "Company") at an offer price of SEK 115 per share for the B-shares and the A-shares in the Company (the "Offer Price"); such intention to Offer to be publicly announced soonest hereafter and no later than on May 17, 1999 before Stockholm Stock Exchange open.

     WHEREAS: the Seller is the owner of 15.000 A-shares and 507.300 B-shares in the Company (the "A-shares", and the "B-shares", respectively, and jointly the "Shares");

     WHEREAS: the Seller is positive to the contemplated Offer and is willing to commit to tender its shares in the Offer if and when made in accordance with the Parties' understanding herein.

     Now therefore the Parties have agreed as follows.

     1. The Seller hereby irrevocably undertakes to tender and sell its A-shares and B-shares in the Offer, subject to and in accordance with the below terms and conditions:

          (i) The Seller's undertaking to so tender its A-shares and B-shares shall be subject to the intention to Offer being publicly announced, no later than on May 17, 1999.

          (ii) The Parties recognise that the Purchaser's intention to announce and make the Offer is subject to an undertaking to tender being obtained prior to such contemplated announcement from Maud Gibeck and Euroventures Nordica I B.V., as well as an undertaking from Sten Gibeck to exchange his A-shares into shares in Riven or under certain circumstances sell (Sten Gibeck, Maud Gibeck and Euroventures Nordica I B.V. jointly referred to as the "Other Main Sellers").
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          (iii) The intention to Offer shall be publicly announced by way of a press release. Accordingly, the Seller recognises that the Purchaser's obligation to make the Offer shall be subject to the following conditions, namely:

                (a) that the Offer will be accepted by shareholders -- including the Seller and the Other Main Sellers -- to an extent whereby the Purchaser will obtain shares representing more than 90% of the votes and 90% of the capital in the Company; such condition however being waivable by the Purchaser (the "Minimum Condition");

                (b) that the obligation the Offer is subject to the Purchaser arranging satisfactory financing for the aggregate amount of cash pursuant to the Offer, such Offer condition to be waivable by the Purchaser (the "Financing Condition"); such Financing Condition, however, vis-a-vis the Seller must be satisfied on or before 21 June 1999, to the effect that the Seller shall no longer be obliged to sell his A-shares and his B-shares hereunder, should such Financing Condition not have been waived prior to such date;

                (c) that antitrust and other regulatory consents (if any) be obtained (the "Regulatory Condition");

                (d) that the acquisition, prior to the public announcement that the Offer is being completed, is not rendered partly or wholly impossible or significantly impeded as a result of legislation, a court ruling, any decision of a public authority or by comparable circumstances in Europe, the US or Malaysia, as is reasonably likely at the time of such determination to become effective, or by any other circumstance beyond the Purchaser's control (the "Material Adverse Change Condition");

                (e) that the Purchaser will be allowed to conduct confirmatory due diligence in respect of the Company and its business and will be satisfied that the result of such due diligence shall be consistent in all material respects, in relation to the Company taken as a whole, with information related to the Company previously provided to the Purchaser as to the condition, financial and otherwise, of the Company's business, operating results, assets, liabilities and prospects (The "Due Diligence Condition"). The Due Diligence Condition must be exercised reasonably and disregard any impact resulting primarily from the Offer itself.

     2.   The Purchaser, subject to the conditions referred to under 1(iv)(a)-
(e) above, undertakes to prepare, register and make publicly available an Offer Document Prospectus (the "Prospectus") -- thereby implementing the Offer and opening up its acceptance period in accordance with relevant Swedish regulation -- no later than on 21 June 1999. The Purchaser agrees that the Offer so made by virtue of the Prospectus will not remain subject to the Financing Condition or the Due Diligence Condition.

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     3.   The Seller is aware of the Agreement between the Purchaser and Sten
Gibeck for the exchange of his shares of the Company into shares in River, and has no objection as to the different consideration offered to him.

     4. The Parties agree to cooperate in good faith and agree to make any required filing and any public announcements concerning this Agreement and the transactions referred to herein. The Seller specifically agrees that his undertaking to accept the Offer in respect of its Shares may be made public in the press release to be issued by the Purchaser.

     5. The Seller will not encourage any third party to proceed with any public offer for shares in the Company or with a private purchase of any such shares, to the effect inter alia that the Seller will not assist in the provision of any non-public information related to the Company to any such third party. Should the Seller be approached by a third party for such purpose, the Seller will promptly inform the Purchaser.

     6. This Agreement is governed by Swedish law and any disputes shall be settled by arbitration in Stockholm in accordance with the Swedish Arbitration Act.

                                ---------------

Dated this 7 day May 1999


/s/                                      /s/
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Forsakrings AB Skandia                   Hudson RCI


/s/                                      /s/
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Livforsakrings AB Skandia                River Holding, Inc.

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